UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CollabRx, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

19422J108

(CUSIP Number)

Yohann Benard 3, avenue Octave Greard Paris, France 75007 011-331-407-61010 with a copy to: Lauren Boglivi Proskauer Rose LLP 11 Times Square New York, New York 10036 212-969-3082

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alcatel Lucent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alcatel-Lucent Participations
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Schedule 13D

Item 1.	Security and Issuer.

This amendment no. 1. to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on July 13, 2012 (the “Original 13D,” and together, the “Schedule 13D”) filed by the Reporting Persons, and relates to the common stock, $0.01 par value (the “Common Stock”) of CollabRx, Inc., formerly Tegal Corporation (the “Issuer”), having its principal executive office at 44 Montgomery Street, Suite 800, San Francisco, CA 94104.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 5.	Interest in Securities of the Issuer.

(a) At the close of business on August 7, 2012, the Issuer had 1,688,807 shares of Common Stock outstanding, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2012 (the “Issuer’s Form 10-Q”). The Reporting Persons sold 208,677 shares of Common Stock on October 5, 2012, which represented the Reporting Persons entire interest in the Issuer’s Common Stock. Therefore, the Reporting Persons no longer have sole power to vote or direct disposition of shares of the Issuer’s Common Stock, or the shared power to vote or direct the disposition of shares of the Issuer’s Common Stock.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 1,688,807 shares of common stock reported to be outstanding on the Issuer’s Form 10-Q.

(c) On October 5, 2012, the Record Holder sold 208,677 shares of the Issuer’s Common Stock at a weighted average price per share of $4.29 in a series of open market transactions. The prices at which shares were sold in such transactions ranged from $4.01 to $4.60 per share of the Issuer’s Common Stock. The Reporting Persons hereby undertake to provide upon request to the SEC Staff full information regarding the number of shares and prices at which each transaction was effected.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on October 5, 2012.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement between Alcatel Lucent and Alcatel-Lucent Participations

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 9th day of October, 2012.

Alcatel Lucent

By:	/s/ Yohann Benard
Name:	Yohann Benard
Title:	Secretary

Alcatel-Lucent Participations

By:	/s/ Thomas Geary
Name:	Thomas Geary
Title:	President